UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Type or Print Responses)
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1.   Name and Address of Reporting Person*

     International Business Machines Corporation
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   (Last)                            (First)              (Middle)

     New Orchard Road
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                                   (Street)

     Armonk, New York 10504
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     10/29/01
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3.   IRS or Social Security of Reporting Person (Voluntary)

      13-0871985
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4.   Issuer Name and Ticker or Trading Symbol

     CrossWorlds Software, Inc. (NASDAQ: CWLD)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [X]  Form filed by One Reporting Person

     [ ]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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
Common Stock, par value $0.001 per      9,422,554                 D  (see explanatory
share ("Common Stock")                                               note (10 below)

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).



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


FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Option (right to         See ex-    See ex-         Common Stock, par      9,422,554     $4.65 per           D
Purchase)                planatory  planatory       value $0.001 per                     share
                         note (2)   note (3)        share
                         below      below
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====================================================================================================================================

Explanation of Responses:

(1) International Business Machines Corporation ("IBM"), a New York corporation, is party to a Stockholder Agreement dated as of October 29, 2001 (the "Stockholder Agreement"), with certain stockholders of CrossWorlds Software, Inc., a Delaware corporation ("CrossWorlds"), which such Stockholder Agreement was entered into in connection with the Agreement and Plan of Merger, dated as of October 29, 2001 (the "Merger Agreement"), among IBM, Duke Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of IBM, and CrossWorlds and the Merger (as defined in the Merger Agreement) contemplated thereby. Pursuant to the Stockholder Agreement, IBM has shared voting power with respect to, as well as a certain pecuniary interest in, the 9,422,554 shares of common stock, par value $0.001 per share, of CrossWorlds that are subject to the Stockholder Agreement (collectively, the "Shares"). As a result, IBM may be deemed to beneficially own the Shares. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission by IBM that it is the beneficial owner of any of the common stock of CrossWorlds referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. IBM also disclaims any interest in any shares of common stock of CrossWorlds held by any of its affiliated employee benefit plans, including pension funds and medical and dental funds, and by certain affiliated entities which may hold such shares for charitable purposes.

(2) Each stockholder party to the Stockholder Agreement has granted IBM an option to purchase any or all of the Shares owned by such stockholder, within three business days following the later of (a) a request by IBM to purchase such Shares and (b) the last to occur of (i) the expiration or termination of any waiting period (and any extension thereof) applicable to such sale and purchase under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any other applicable competition, merger control, antitrust or similar law or regulation and
     (ii) the receipt of any other regulatory approvals applicable to such sale and purchase, for a purchase price equal to $4.65 per share in cash.

(3) The Stockholder Agreement terminates upon the earlier of (a) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement and (b) the date of termination of the Merger Agreement if the Merger Agreement is terminated according to its terms; provided, however, that with respect to the option granted under the Stockholder Agreement and any other related provisions of the Stockholder Agreement, the Stockholder Agreement shall terminate six months after the termination of the Merger Agreement if the Merger Agreement is terminated following one of the following events: (i) (x) a Takeover Proposal (as such term is defined in Section 4.02 of the Merger Agreement) has been made to CrossWorlds or its stockholders or any person has announced an intention to make a Takeover Proposal or a Takeover Proposal otherwise becomes known to the stockholders of CrossWorlds or any person or group acquires ownership of 10% or more of the common stock of CrossWorlds ; (y) thereafter the Merger Agreement is terminated due to the lack of consummation of the Merger by March 31, 2002, or the failure to obtain the approval of CrossWorlds's stockholders to the Merger; and
     (z) within 12 months after such termination CrossWorlds or any of its subsidiaries enters into any Acquisition Agreement (as such term is defined in Section 4.02(b) of the Merger Agreement) with respect to, or consummates, any Takeover Proposal (for this purpose, as such term is defined in Section 5.06(b) of the Merger Agreement) or (ii) the Merger Agreement is terminated by IBM in the event that (x) the Board of Directors of CrossWorlds or any committee thereof shall withdraw or adversely modify, or propose or agree to withdraw or adversely modify, the recommendation or declaration of advisability by such Board of Directors or any such committee of the Merger Agreement or the Merger, or shall resolve or agree to take any such action, or (y) the Board of Directors of CrossWorlds or any committee thereof shall have failed to confirm its recommendation and declaration of advisability of the Merger Agreement and the Merger within ten business days after a written request by IBM that it do so.



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
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

INTERNATIONAL BUSINESS
MACHINES CORPORATION,

by
     /s/ David L. Johnson                                 November 8, 2001
     -------------------------------------                -----------------
     Name:  David L. Johnson                                    Date
     Title: Vice President, Corporate Development


**Signature of Reporting Person



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